Exhibit 99.1

RYB Announces Voluntary Dismissal of Remaining Class Action Lawsuits

BEIJING, November 12, 2020 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced that the two remaining securities class action complaints against the Company, the underwriters in its IPO, and certain of its current and former directors and officers have each been voluntarily discontinued or dismissed in their entirety in the respective proceedings.

As previously disclosed in the Company’s annual report, the Company, certain underwriters for its initial public offering, and certain of its current and former directors and officers were named as defendants in two putative securities class actions filed in the Supreme Court of the State of New York for the County of Queens (Zhang v. RYB Education, Inc. et al., Index No. 717923/2018) and in the Superior Court of the State of California for the County of San Mateo (Qian v. RYB Education, Inc. et al., Case No. 17CIV05494). Both actions have now been discontinued or dismissed, with a Notice of Voluntary Discontinuance filed in the Queens County case on October 19, 2020 and a Dismissal Order Granting Plaintiff’s Request for Voluntary Dismissal Without Prejudice entered in the San Mateo case on November 2, 2020.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com